Exhibit 99.1

Foresight: Eye-Net Mobile to Begin Pilot Project with Second Japanese Multinational Company

The multi-billion-dollar electronics company will evaluate the Eye-Net™ Protect accident prevention solution for possible integration into its dashboard cameras

Ness Ziona, Israel – August 28, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., will start a pilot project with a multi-billion-dollar multinational Japanese electronics company to test its Eye-Net™ Protect cellular-based V2X (vehicle-to-everything) accident prevention solution. This is the second pilot project the Company announced this month, following the announcement about a pilot project with a multi-billion-dollar global Japanese technology company to test Eye-Net Mobile's solution.

The pilot project will be used to validate and evaluate the software development kit (SDK) configuration of the Eye-Net solution and its technical specifications. Upon successful evaluation, the Japanese electronics company, which implements hundreds of thousands of units of advanced dashboard cameras (dashcams) every year, may proceed to integrate the Eye-Net solution into its dashcams.

According to recent reports by Grand View Research, the global dashboard camera market size is expected to reach around $7.5 billion by 2027. An estimated 36.1 million dashcams were sold in 2019, more than 10 million of which were advanced dashcams. Advanced dashboard cameras come with parking motion detection, GPS support, and Wi-Fi connectivity. These features, coupled with government regulations and increasing awareness regarding vehicle safety, are expected to drive demand for advanced dashcams in the coming years.

“This second pilot project is a vote of confidence from another Japanese company, that reinforces our market penetration strategy, targeting the smart devices and services market, including dashcams, head-up displays, wearable devices, navigation aids, and IoT platforms,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile. “We decided to focus on the Japanese market, which is often characterized by early adopters of new technologies and innovations, enabling quick market penetration. Concentrating on one geographic region will help us to achieve a critical mass of Eye-Net Protect users in a defined area, thus increasing the chance of preventing accidents and saving lives.”

The Eye-Net Protect V2X solution is designed to protect the most vulnerable road users in real time—including pedestrians, cyclists, scooter drivers and car drivers—by providing collision alerts when the road users have no direct line of sight. An SDK configuration allows Eye-Net Mobile to integrate its solution with leading location-based products such as wearable devices, dashboard cameras, navigation aids, infotainment systems, third-party applications and other smart devices.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the pilot project with the Japanese electronics company, that upon successful evaluation, the Japanese electronics company may proceed to integrate the Eye-Net solution into its dashboard cameras, the size of the dashboard camera market, the potential of the company’s products, and the company’s market penetration strategy. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654